Filed by Telenor ASA
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Open Joint Stock Company “Vimpel-Communications”
Commission File No.: 001-14522
Telenor and Altimo to Combine Interests in Vimpelcom and Kyivstar
BBC Interview (“Q”) with CEO Jon Fredrik Baksaas (“FB”)
Q: Five years of arguing and negotiating have finally come to an end for the Norwegian Telecoms firm Telenor. It has finally agreed a deal with the Russian firm Altimo to create a new company, which they describe as leading emerging markets mobile operator. VimpelCom, as it will now be called, will have 85m subscribers. Altimo is owned by Alfa Group and that is part of the Russian billionaire Mikhail Freedman’s empire. The two sides have agreed to suspend all legal proceedings and withdraw them before the transaction is finalized. Well, joining us now is Telenor’s Chief Executive, Jon Fredrik Baksaas, he is in our Geneva studio. Welcome to the program. It has been a long journey, has it not?
FB: It has been a long journey but now we have today launched a very solid framework for how to operate in the next phase. We are looking forward to this new emerging mobile operator to surface.
Q: So this is purely in Russia and Ukraine where you have merged your assets. Do you have great optimism for this new corporate beast?
FB: We think so, what we have been through now is that we have two very solid operators in both VimpelCom and Kyivstar in Russia and Ukraine, respectively. Now these two companies will combine efforts into a new holding company, where both Telenor, The Telenor Group and Altimo and independent shareholders will take part. And as we can see this has been well received by the stockholders in all share prices today.
Q: Yep, very large jump in your shares up 15%, but that is because your shareholders at one point clearly thought you were going to lose the holding in a Russian Court altogether?
FB: It is no doubt that this conflict has been a wet blanket over stock prices for Telenor for quite a period of time. The other side of this coin is that we are now entering a new phase together, and we have structured a very good governance principal under the new shareholding agreement, and we now do see a framework for an emerging mobile operator that one can count with into the years to come.
Q: But are you optimistic and perhaps you could explain a little bit about the opportunities that it provides you or was it simply from your point of view either this or you lost the asset altogether?
FB: No, I think there is both. It is very important that Telenor now can sort of look forward both from an operating prospective as well as from a corporate governance perspective. In this new VimpelCom Ltd. that will be constructed we can do exactly that.
Q: So what would you propose to do? Would you propose then to buy other companies in the region to expand your subscriber base?
FB: This is both in market growth as we see both 3G and mobile internet coming as services that will deeper penetrate these markets as well also potential expansions and this will be for the board to decide into the future.
Q: Thank you very much indeed for joining us. A look at Telenor’s deal there, five years of wrangling.
END OF INTERVIEW

Forward-Looking Statements
This announcement contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements concerning the anticipated timing of filings and approvals relating to the proposed transactions; the expected timing of the completion of the proposed transactions; the expected benefits and costs of the proposed transactions; management plans relating to the proposed transactions; the ability to complete the proposed transactions in view of the various closing conditions; the possibility that the proposed transactions may not be completed, any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Any statement in this announcement that expresses or implies Telenor ASA’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, risks related to the timing or ultimate completion of the proposed transactions; the possibility that expected benefits may not materialize as expected; that, prior to the completion of the proposed transactions, the business of Open Joint Stock Company “Vimpel-Communications” (“OJSC VimpelCom”) or Closed Joint Stock Company “Kyivstar G.S.M.” may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies or otherwise realize the synergies anticipated for the proposed transactions; and other risks and uncertainties that are beyond the parties’ control. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. The forward-looking statements contained in this announcement are made as of the date hereof, and Telenor ASA expressly disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this announcement.
Additional Information
This announcement is for informational purposes only and is not an offer to sell or the solicitation of an offer to purchase or exchange any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The publication and distribution of this announcement and any separate documentation regarding the intended offer, the making of the intended offer or the issuance and offer to purchase OJSC VimpelCom shares may be subject to specific regulations or restrictions in certain jurisdictions. As a result, persons in possession of this announcement must seek information as to any applicable local restrictions and comply therewith. Neither Telenor ASA nor any of its affiliates undertakes any liability of any kind for any violation of applicable law. The solicitation and the offer to purchase shares of OJSC VimpelCom’s common stock or preferred stock or ADSs representing shares of OJSC VimpelCom’s common stock will only be made pursuant to an offer to purchase and related materials that are intended to be filed with the SEC and a voluntary tender offer statement prepared in compliance with applicable Russian law.
Telenor ASA intends for VimpelCom Ltd. to file a registration statement and tender offer statement, together with other related materials, with the SEC in connection with the proposed transactions. Information regarding the participants in the proposed offer and a description of their direct and indirect interests, by security holders or otherwise, will be contained in the relevant materials to be filed with the

SEC when they become available. TELENOR ASA URGES OJSC VIMPELCOM SHAREHOLDERS TO READ THESE MATERIALS REGARDING THE POTENTIAL OFFER CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER, IF AND WHEN THESE MATERIALS BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER.
OJSC VimpelCom shareholders will be able to obtain a free copy of such materials without charge at the SEC’s website at (http://www.sec.gov) and from the information agent named in such materials once they have been filed with the SEC.